Henkel

A Brand like a Friend

Press release
March 2, 2006

Concentration on core businesses

Henkel completes transaction for sale of Dial's Foods business

The Dial Corporation, a company of the Henkel Group, completed the transaction to sell its Armour® Foods business for 183 million US-Dollars to Pinnacle Foods. In fiscal 2005, sales of this business were about 230 million US-Dollars.

Düsseldorf – The Dial Corporation, Scottsdale/USA completed the transaction to sell its Foods business for 183 million US-Dollars to Pinnacle Foods Group Inc., Cherry Hill, NJ, on March 1, 2006. The Foods business, which produces canned meat products and ready meals under the Armour brand, had sales of approximately 230 million US-Dollars in fiscal 2005 and became part of Henkel as part of the 2004 Dial acquisition. Armour® Vienna Sausage is one of the best known sausage brands in North America.

"Having evaluated different strategic options, we became convinced that the sale of the Foods business was the best solution for our company. This step will enable us to concentrate on our core businesses in home and personal care," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Employees in our Foods business are to be commended for the work they have done to build this business, and they should be proud of their accomplishments. In Pinnacle Foods, we have found a strategic buyer that will offer good prospects for Armour® going forward."

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The Dial Corporation of Scottsdale, Arizona has been part of Henkel KGaA since March 2004, and is a leading manufacturer of consumer goods in North America. Dial's Food division employs approximately 480 people at the company's site in Fort Madison, Iowa.

About Pinnacle Foods

Pinnacle Foods Group Inc. is a leading producer, marketer and distributor of high-quality branded food products in the frozen foods and dry foods segments. The frozen foods segment consists primarily of Swanson® and Hungry Man® frozen dinners and entrees; Van de Kamp's® and Mrs. Paul's® frozen seafood; Aunt Jemima® frozen breakfasts and Lender's® bagels. The dry foods segment consists primarily of Vlasic® pickles, peppers and relish; Duncan Hines® baking mixes and frostings and Mrs. Butterworth's® and Log Cabin® syrups and pancake mixes.

About Henkel

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005, the Henkel Group generated sales of 11,974 million euros. More than 50,000 employees work for Henkel worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://presse.henkel.de

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208